

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2010

Michael J. Smith
Chairman, President and Chief Executive Officer
Terra Nova Royalty Corporation
400 Burrard Street, Suite 1620
Vancouver, British Columbia
Canada V6C 3A6

> **Re: Terra Nova Royalty Corporation**
> **Registration Statement on Form F-4**
> **Filed October 7, 2010**
> **File No. 333-169819**

Dear Mr. Smith:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement Cover Page

1. The cover page to the registration statement indicates that the approximate date of commencement will be as soon as practicable after the registration statement becomes effective. Please be advised that in an early commencement offer, commencement begins on the date the prospectus is both filed and sent to shareholders. Please tell us the date upon which such materials were sent to shareholders and revise the cover page accordingly.

Prospectus Cover Page

2. You have commenced the tender offer prior to effectiveness of the registration statement. The preliminary prospectus disseminated to security holders in an exchange offer must be complete and contain all required information. Accordingly, please remove the language "Subject to Completion" appearing at the top of the cover page. Please see question I.E.2

of the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly
Available Telephone Interpretations.

Questions and Answers about this Offer, page ii
Q. What does the Board of Directors of Mass Think of this Offer and the Merger?, page ii

3.   Please provide us supplementally with a copy of the Mass Recommendation Statement.
     In addition, please tell us what consideration you have given to filing this statement as an
     exhibit to the registration statement. In this regard, we note that the Board of Directors of
     Mass has endorsed the offer. Please note that we may have additional comments based
     on your response.

4.   You reference an opinion dated September 24, 2010 from Southridge Investment Group
     LLC. Each report, opinion or appraisal materially related to the transaction, whether oral
     or written, requires a reasonably detailed description providing all information required
     by Item 1015(b) of Regulation M-A. Please revise your disclosure to provide the
     relevant information relating to Southridge and its fairness opinion. Further, please file
     the written opinion of Southridge, as well as its consent, as exhibits to the Form F-4. See
     Items 4(b) and 21(c) of Form F-4.

Background and Reasons for this Offer and the Merger, page 48

5.   Please revise your disclosure under "Background of this Offer" to ensure it presents a
     materially complete description of all relevant discussions and negotiations relating to the
     transaction. In particular, we note that you have not provided a description of the original
     relationship between the parties and do not include disclosure regarding the negotiations
     and discussions that led to the determination that the acquisition would be on a share-for
     share exchange basis and that it would be based upon the adjusted net book value. Please
     revise this section to fully disclose all relevant discussions and negotiations between the
     two parties, including, but not limited to, how it was determined that the share exchange
     ratio could be as high as 1.3 and any discussions or consideration given to the disparity in
     the share price between the two parties that existed prior to the announcement of the
     transaction.

6.   We note your reference on pages 49 and 51 to a fairness opinion provided by Raymond
     James. Each report, opinion or appraisal materially related to the transaction, whether
     oral or written, requires a reasonably detailed description providing all information
     required by Item 1015(b) of Regulation M-A. Please revise your disclosure to provide
     the relevant information relating to both the presentation made by Raymond James and
     the fairness opinion provided by Raymond James. Further, please file any written
     materials contained or used in the presentation made by Raymond James, as well as a
     consent from Raymond James, as exhibits to the Form F-4. See Items 4(b) and 21(c) of
     Form F-4.

Conditions of this Offer, page 57

General, page 59

7. The disclosure in this section states that actions or inactions by the offerors may trigger the offer conditions. The inclusion of offer conditions is not objectionable when the conditions are objectively determinable and outside the control of the offeror. Please revise to remove the express or implied statement that the conditions may be triggered at the option of the offerors.

8. All conditions to the offer, other than those conditions dependent upon the receipt of government approvals necessary to consummate the offer, must be satisfied or waived prior to offer expiration. Please revise this section to make clear that the offerors have not reserved the right to raise each of the offer conditions following expiration.

Material U.S. Federal Income Tax Consequences, page 60

9. We note your statement that "Davis Wright Tremaine LLP intends to render an opinion that this offer and the Merger should be treated as a single integrated transaction . . . ." As counsel is providing a short-form opinion with respect to the material U.S. federal income tax consequences of the transactions, please revise your prospectus disclosure to set forth counsel's opinion as to such matters. In addition to the "Material U.S. Federal Income Tax Consequences" section, you should revise the other tax-related disclosures in the prospectus as necessary. The revised disclosure should specify the applicable provision or provisions of the Internal Revenue Code under which the transaction qualifies and should address the tax consequences that investors can reasonably expect as a result of such qualification. The revised disclosure should cite relevant authority (e.g., Section 368(a) of the Internal Revenue Code) and provide appropriate analysis. To the extent tax consequences are uncertain, the revised disclosure should expressly acknowledge and describe the basis for the uncertainty and you should add appropriate risk factor disclosure to the prospectus. Finally, please note that counsel must render its tax opinion before the registration statement can be taken effective. Please refer to Item 601(b)(8) of Regulation S-K.

10. Please revise your disclosure to clarify whether the merger agreement requires counsel to render an opinion as to the tax consequences of the transaction.

Signatures

11. Please have your principal executive officer, principal financial officer, controller or principal accounting officer, and authorized representative in the United States sign the registration statement.

Exhibit 5.1

12. Regarding paragraph I.V., we note the language stating that the opinion is "solely" for the benefit of the Board of Directors as well as the reliance limitation in the second sentence. Disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion, or other limitations on whom may rely on the opinion, are unacceptable. Please have counsel revise its opinion to delete these provisions.

Exhibit 8.1

13. We note that counsel is providing a short-form tax opinion, as discussed in comment three above. Please have counsel revise its opinion to clearly indicate that the discussion set forth in your registration statement in the section entitled "Material U.S. Federal Income Tax Consequences" is counsel's opinion.

14. Counsel must consent to the prospectus discussion of the opinion, the reproduction of the opinion as an exhibit and to being named in the registration statement. Please have counsel revise the opinion to expressly provide its consent to such items. Please have counsel remove the language stating that counsel "acknowledge[s]" that it is referred to in the prospectus and that it does not admit that it is required to provide consent to the use of its name or the filing of the opinion as an exhibit, as this language is inappropriate.

15. We note the language stating that the opinion may not be relied upon by any other person except for the board. Disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion, or other limitations on whom may rely on the opinion, are unacceptable. Please have counsel revise its opinion to delete this disclaimer.

Exhibit 23.3

16. Please tell us whether MAZARS Hemmelrath GmbH is registered with the Public Company Accounting Oversight Board ("PCAOB") and whether RSM Hemmelrath GmbH was registered with the PCAOB at the time it issued its report dated July 30, 2008. Please provide us supplementally with any relevant supporting documentation. Please note that Section 102 of the Sarbanes-Oxley Act of 2002 makes it unlawful after October 22, 2003 for any person that is not a registered public accounting firm (i.e., registered with the PCAOB) to prepare or issue, or to participate in the preparation or issuance of, any audit report (or review report) with respect to any issuer. To the extent RSM Hemmelrath GmbH was not registered at the time it issued its report dated July 30, 2008, such financial statements would not be acceptable and would be considered materially deficient. Please note that we may have further comment after review of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Jaskot, Staff Attorney, at 202-551-3442 or Dietrich King, Staff Attorney, at 202-551-3338 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: H.S. Sangra (*via facsimile (604) 669-8803*)
        Andrew Bond
        Rod Talaifar
        Sangra Moller LLP